UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Amendment No.   )*

Under the Securities Exchange Act of 1934

Esquire Financial Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29667J101
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29667J101

1.	Names of Reporting Persons CJA Private Equity Financial Restructuring Master Fund I, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 564,800

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 564,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	564,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%*

12.	Type of Reporting Person (See Instructions) PN

* The information with respect to percentage ownership is based on a total of 7,326,536 shares of Common Stock, par value $0.01 per share of Esquire Financial Holdings, Inc. outstanding as of November 1, 2017, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

Page 2 of 12 Pages

CUSIP No. 29667J101

1.	Names of Reporting Persons CJA Private Equity Financial Restructuring GP I Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 564,800

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 564,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	564,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%*

12.	Type of Reporting Person (See Instructions) PN

* The information with respect to percentage ownership is based on a total of 7,326,536 shares of Common Stock, par value $0.01 per share of Esquire Financial Holdings, Inc. outstanding as of November 1, 2017, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

Page 3 of 12 Pages

CUSIP No. 29667J101

1.	Names of Reporting Persons Gapstow Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 564,800

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 564,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	564,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%*

12.	Type of Reporting Person (See Instructions) PN

* The information with respect to percentage ownership is based on a total of 7,326,536 shares of Common Stock, par value $0.01 per share of Esquire Financial Holdings, Inc. outstanding as of November 1, 2017, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

Page 4 of 12 Pages

CUSIP No. 29667J101

1.	Names of Reporting Persons Christopher J. Acito & Associates GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 564,800

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 564,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	564,880

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%*

12.	Type of Reporting Person (See Instructions) OO

* The information with respect to percentage ownership is based on a total of 7,326,536 shares of Common Stock, par value $0.01 per share of Esquire Financial Holdings, Inc. outstanding as of November 1, 2017, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

Page 5 of 12 Pages

CUSIP No. 29667J101

1.	Names of Reporting Persons Christopher J. Acito

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 564,800

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 564,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	564,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%*

12.	Type of Reporting Person (See Instructions) IN

* The information with respect to percentage ownership is based on a total of 7,326,536 shares of Common Stock, par value $0.01 per share of Esquire Financial Holdings, Inc. outstanding as of November 1, 2017, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

Page 6 of 12 Pages

CUSIP No. 29667J101

1.	Names of Reporting Persons Jack T. Thompson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 80

	6.	Shared Voting Power 564,800

	7.	Sole Dispositive Power 80

	8.	Shared Dispositive Power 564,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	564,880

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

11.	Percent of Class Represented by Amount in Row (9) 7.7%*

12.	Type of Reporting Person (See Instructions) IN

* The information with respect to percentage ownership is based on a total of 7,326,536 shares of Common Stock, par value $0.01 per share of Esquire Financial Holdings, Inc. outstanding as of November 1, 2017, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

Page 7 of 12 Pages

Item 1.

(a)   Name of Issuer

Esquire Financial Holdings, Inc.

(b)   Address of Issuer's Principal Executive Offices

100 Jericho Quadrangle

Suite 100

Jericho, New York 11753

Item 2.

(a)   Name of Persons Filing (the “Reporting Persons”)

•	CJA Private Equity Financial Restructuring Master Fund I, LP
•	CJA Private Equity Financial Restructuring GP I Ltd.
•	Gapstow Capital Partners LP
•	Christopher J. Acito & Associates GP LLC
•	Christopher J. Acito
•	Jack T. Thompson

(b)   Address of Principal Business Office or, if none, Residence

The Principal Business Office for CJA Private Equity Financial Restructuring Master Fund I, LP and CJA Private Equity Financial Restructuring GP I Ltd. is:

c/o Intertrust Group, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

The Principal Business Office for Gapstow Capital Partners LP, Christopher J. Acito & Associates GP LLC, Christopher J. Acito and Jack T. Thompson is:

c/o Gapstow Capital Partners, 654 Madison Avenue, Suite 601, New York, NY 10065

(c)   Citizenship

The information required by Item 2(c) is set forth in Row 4 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

(d)   Title of Class of Securities

Common Stock, par value $0.01 per share

(e)   CUSIP Number

29667J101

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: ______________.

Page 8 of 12 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:  564,880 shares of Common Stock, par value $0.01 per share

Mr. Thompson has sole voting and investment power over 80 shares. Mr. Thompson is a member of CJA Private Equity Financial Restructuring GP I Ltd., the general partner of CJA Private Equity Financial Restructuring Master Fund I, LP, which holds an additional 564,800 shares of the Issuer’s common stock. CJA Private Equity Financial Restructuring GP I Ltd. has designated all voting rights to CJA Private Equity Financial Restructuring Master Fund I, LP’s Investment Manager, Gapstow Capital Partners LP. Mr. Thompson is an employee of Gapstow Capital Partners LP. Christopher J. Acito & Associates GP LLC (“CJA & Associates LLC”) is the Managing Member of CJA Private Equity Financial Restructuring GP I Ltd., and Christopher J. Acito (“Mr. Acito”) is the managing member of CJA & Associates LLC and the Chief Executive Officer of Gapstow Capital Partners LP.

(b)   Percent of class: 7.7%

The information with respect to percentage ownership is based on a total of 7,326,536 shares of Common Stock, par value $0.01 per share of Esquire Financial Holdings, Inc. outstanding as of November 1, 2017, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

(c)

The information required by Item 4(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

Page 9 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018	CJA Private Equity Financial Restructuring Master Fund I, LP
By: CJA Private Equity Financial Restructuring GP I Ltd., its General Partner
By: Christopher J. Acito & Associates GP LLC

By:	/s/ Christopher J. Acito
Name: /s/ Christopher J. Acito
Title: Managing Member

Dated: February 14, 2018	CJA Private Equity Financial Restructuring GP I Ltd.
By: Christopher J. Acito & Associates GP LLC

By:	/s/ Christopher J. Acito
Name: /s/ Christopher J. Acito
Title: Managing Member

Dated: February 14, 2018	Gapstow Capital Partners LP

By:	/s/ Christopher J. Acito
Name: Christopher J. Acito
Title: Chief Executive Officer

Dated: February 14, 2018	Christopher J. Acito & Associates GP LLC

By:	/s/ Christopher J. Acito
Name: Christopher J. Acito
Title: Managing Member

Dated: February 14, 2018	Christopher J. Acito

/s/ Christopher J. Acito

Dated: February 14, 2018	Jack T. Thompson

/s/ Jack T. Thompson

Page 10 of 12 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Filing Agreement Pursuant to Section 240.13d-1(k)

Page 11 of 12 Pages

EXHIBIT 1 to

SCHEDULE 13G

JOINT FILING AGREEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2018	CJA Private Equity Financial Restructuring Master Fund I, LP
By: CJA Private Equity Financial Restructuring GP I Ltd., its General Partner
By: Christopher J. Acito & Associates GP LLC

By:	/s/ Christopher J. Acito
Name: /s/ Christopher J. Acito
Title: Managing Member

Dated: February 14, 2018	CJA Private Equity Financial Restructuring GP I Ltd.
By: Christopher J. Acito & Associates GP LLC

By:	/s/ Christopher J. Acito
Name: /s/ Christopher J. Acito
Title: Managing Member

Dated: February 14, 2018	Gapstow Capital Partners LP

By:	/s/ Christopher J. Acito
Name: Christopher J. Acito
Title: Chief Executive Officer

Dated: February 14, 2018	Christopher J. Acito & Associates GP LLC

By:	/s/ Christopher J. Acito
Name: Christopher J. Acito
Title: Managing Member

Dated: February 14, 2018	Christopher J. Acito

/s/ Christopher J. Acito

Dated: February 14, 2018	Jack T. Thompson

/s/ Jack T. Thompson

Page 12 of 12 Pages